Exhibit 4.29

Nortel Networks Agreement No. 011449
Nortel Networks Amendment No. 011449(2)

AMENDMENT #2

TO

OEM PURCHASE AND SALE AGREEMENT NO. 011449 (“Agreement”)

BETWEEN SELLER CORPORATION AND NORTEL NETWORKS LIMITED

This Amendment #2 to OEM Purchase and Sale Agreement No. 011449 by and between Nortel Networks Limited, a Canada corporation with offices located at 8200 Dixie Road, Suite 100, Brampton, Ontario, Canada L6T 5P6 (Nortel Networks) and AudioCodes Ltd., an Israeli corporation with offices located at 1 Hayarden Street, Airport City Lod, 70151 (Seller), will be effective as of January 1, 2005.

WHEREAS, Nortel Networks and Seller entered into an OEM Purchase and Sale Agreement dated April 28, 2003, as amended (“Agreement”); and

WHEREAS, Nortel Networks and Seller wish to amend the Agreement for the purposes of Seller obligating itself to pay over a cash incentive to promote and sell AudioCodes’ Mediant 5000 Trunk Gateway Product (i.e., the Nortel Media Gateway 3500) (“Gateway 3500”);

NOW, THEREFORE, in consideration of the premises and the promises set forth herein, but only for purposes of promoting the sale by Nortel of Gateway 3500 Products to its customers, the parties agree as follows:

1.     Nortel Networks and Seller agree to amend Section 9 of the Agreement by adding new Section 9.7, as follows:

“9.7	For each unit of AudioCodes’ Mediant 5000 Trunk Gateway Product (i.e., the Nortel Media Gateway 3500) (“Gateway 3500”) sold by Nortel Networks to a customer AudioCodes will pay to Nortel Networks a [*] (“Incentive Bonus”); provided, as follows:

(a)	Nortel Networks purchased the applicable unit of Gateway 3500 under the 45 day payment terms of Section 9.4 above and the return terms and conditions of Section 4 of this Agreement.
(b)	Only one Incentive Bonus will be due and payable by Seller for each Nortel Networks customer site at which at least one Gateway 3500 is installed.
(c)	The incentive Bonus will apply only to units of Gateway 3500 shipped by Seller to Nortel Networks (or drop shipped to Nortel Networks’ customer) from January 1, 2005 through June 30, 2005.

* Confidential

9.7.1	In addition to the preceding Seller will pay to Nortel Networks a [*] per Nortel Networks customer per Nortel Networks sales region (i.e., North America, Europe-Middle East, Africa, Caribbean and Latin America, or Asia Pacific) (“Regional Bonus”) at such time as units of Gateway 3500 sold by Nortel Networks have been installed in a region at two of a particular customer’s separate sites and have carried live traffic.

9.7.2	Seller agrees to pay each Incentive Bonus and Regional Bonus earned, as described above, within 45 days of receipt of written confirmation from Nortel Networks that the particular criteria for earning the applicable bonus has been met.

9.7.3	[*]

2.     Except for Amendments 1 and 2, in all other respects the Agreement shall remain unchanged.

IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to the Agreement to be signed by their duly authorized representatives.

NORTEL NETWORKS LIMITED By: /s/ Nancy Scott —————————————— Print Name: Nancy Scott Title: SR Mgr. Supply Mgmt Date: February 23, 2005	AUDIOCODES LTD. By: /s/ Ben Rabinowitz —————————————— Print Name: Ben Rabinowitz Title: VP Marketing and Sales, NA Date: February 15, 2005

* Confidential